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[STANTEC LOGO]

"OUR NEXT STEP"

On April 14, 2005 Stantec and The Keith Companies (TKC) reached an agreement that will result in the combining of the two firms. The merger of Stantec and TKC is the next step for both companies. We created this web site so that our employees, shareholders, and clients will have a single source for all the information they need about this next stage of growth for our two firms.

RECENT NEWS

      -     Conference Call for Analysts and Investors [ webcast | transcript ]

      - North American design firms Stantec and The Keith Companies to combine
            Stantec to obtain US listing

With our announcement of the transaction between Stantec and the Keith Companies, any communications by Keith that may be viewed by its shareholders may be deemed by U.S. securities regulations to be a solicitation of proxies. Accordingly, in order to comply with regulatory requirements and ensure that all information relating to the transaction is fully disclosed to all interested parties, Stantec and the Keith Companies will provide answers to questions in their public filings and on this website. The guestion.a.nd_answei section of this site will be updated regularly. If you would like to be notified when we update the Q&A section of this site, please provide your email address to KEITHCO@STANTE.COM.

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(C) 2005 Stantec Inc. All Rights Reserved.